McCarthy Tétrault LLP
PO Box 48, Suite 5300
Toronto-Dominion Bank Tower
Toronto ON M5K 1E6
Canada
Tel: 416-362-1812
Fax: 416-868-0673



October 29, 2021

To: Securities and Exchange Commission

Dear Sirs/Mesdames:

Re: The Bank of Nova Scotia

We have acted as Canadian counsel for The Bank of Nova Scotia (the "**SBSD**") in connection with its application for registration as a non-resident security-based swap dealer (the "**Application**") with the Securities and Exchange Commission (the "**Commission**").

Definitions

In this opinion:

> "**Books and Records**" means the SBSD's (i) books and records that relate to the SBSD's "U.S. business" as such term is defined in Rule 3a71-3 under the U.S. Securities and Exchange Act of 1934, as amended (the "**Exchange Act**") and (ii) financial records necessary for the Commission to assess the compliance of the SBSD with applicable capital and margin requirements under the Exchange Act and rules promulgated by the Commission thereunder.

Applicable Laws

The opinions expressed herein are restricted to the laws of the Province of Ontario and Québec and the laws of Canada applicable therein ("**Applicable Law**"). A complete set of Books and Records is accessible in Ontario or Québec.

Assumptions and Fact Reliance

We have assumed, where the Books and Records contain "personal information" under the *Personal Information Protection and Electronic Documents* Act (Canada) or the *Act respecting the protection of personal information in the private sector* (Québec), that the SBSD is required under U.S. law to provide access to the Books and Records to the Commission and to submit for onsite inspection and examination by the Commission.

We have relied upon the certificate of an officer of the SBSD dated as of the date hereof, with respect to the accuracy of the following factual matters, which factual matters have not been independently investigated or verified by us: (a) a complete set of Books and Records is accessible in Ontario or Québec and (b) the manner of addressing any restrictions on disclosure by the SBSD under the *Bank Act* (Canada) has been discussed with Commission staff.

Opinion

Based and relying upon the foregoing, and subject to the conditions hereinafter expressed, we are of the opinion that, on the date hereof, the SBSD can, as a matter of Applicable Law, provide the Commission with prompt access to the Books and Records and submit to onsite inspection and examination by the Commission, conditional on addressing any restrictions on disclosure by the SBSD under the *Bank Act* (Canada) in a manner which we understand has been discussed with Commission staff.

This opinion is furnished solely for the benefit of the Commission and SBSD in connection with the Application.

Yours very truly,

McCarthy Tétrault LLP